Exhibit 99.1
YINGLI GREEN ENERGY ANNOUNCES 2008 GUIDANCE FOR PHOTOVOLTAIC MODULE SHIPMENTS AND ATTAINMENT
OF SIGNIFICANT OPERATING MILESTONE
     BAODING, China, February 4, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (PV) product manufacturers, today announced guidance for its 2008 PV module shipments and the achievement of a significant operating milestone.
     Based on the Company’s current forecast on anticipated manufacturing capacity, operating efficiency and customer demand, the Company currently expects its PV module shipment target for the full year of 2008 to be in the estimated range of approximately 255MW and 265MW.
     The Company also announced that it has successfully reduced the thickness of its wafers from 200 microns in 2007 to 180 microns at the beginning of February 2008. The Company expects this reduction in wafer thickness to benefit Yingli Green Energy by reducing its polysilicon usage per watt, increasing wafer output per ingot and contributing to a reduction in cost of goods sold.
     Based on its current polysilicon supply contracts and the potential higher yield in its production process from reduced wafer thickness, the Company believes it has now secured more than 70% of its expected polysilicon needs for 2008, of which the majority is virgin polysilicon.
     “We are pleased to announce the reduction in our wafer thickness and that over 70% of our estimated polysilicon needs for 2008 has been contracted,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Our continued efforts to improve operating efficiencies and reduce wafer thickness have demonstrated the success of our R&D and other strategic initiatives and we believe these achievements will help us to be more competitive in 2008.”
About Yingli Green Energy
     Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated photovoltaic (PV) product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.

Safe Harbor Statement
     This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements in this press release include, among other things, the Company’s expectation of anticipated manufacturing capacity, operating efficiency and customer demand as well as its ability to produce thinner wafers for commercial production. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations

Qing Miao,	+ 86 312 3100502
ir@yinglisolar.com
or
Christensen

Christopher Gustafson,	+ 1 480 614 3021
cgus@ChristensenIR.com
Christensen

Jung Chang,	+852 2232 3973
jchang@ChristensenIR.com

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